PRELIMINARY OPPOSITION PROXY MATERIAL

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881


                                                                    June__, 1998


Dear Fellow Cortech Stockholder:


     We and two other investors ("Asset Value") own approximately 15% of the outstanding shares ("Cortech Shares") of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholders. We believe that the incumbent Board has exercised poor judgment in governing Cortech. That is why we are seeking your vote at the upcoming Annual Meeting to elect all of our nominees who would then constitute a majority of the Board.1

     At the end of fiscal 1997, Cortech had net assets of only $15.4 million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Board from the start that the Merger was not in the interests of stockholders2 who, Asset Value said, would never approve such a transaction. The Merger was canceled on May 7,1998. Within two weeks, Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million.

                    We ask you. What will this Board do next?

Don't  take a chance.
Vote for a change.
Vote for Asset Value's nominees!

                                  MORE RED INK!

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15
--------
        1 Asset Value is also asking stockholders to approve an amendment to the By-laws which would increase the number of directors from five to seven creating a total of four vacancies. If these four vacancies are filled with Asset Value's nominees control of Cortech would transfer to Asset Value.

        2 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

full-time3 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000

                         TIME AND MONEY ARE RUNNING OUT!

     On May 18, 1998, CEO Kenneth Lynn left Cortech . We believe that Mr Lynn was made a scapegoat for what we think is Cortech's prior mismanagement. But in our opinion, Mr. Lynn was a symptom of what is wrong with Cortech not the source, at least, in our view, not the only source. In the past five years (including the first quarter of 1998), Cortech has lost over $70 million, and as of March 31, 1998 had cash of only $14.3million. We ask, does Lynn's departure absolve the Board of their responsibility for these losses? We think the answer is a resounding No!

                   PICTURE OF HOUR GLASS WITH CONTENTS READING


                                                         CASH REMAINING AT
                                                          MARCH 31, 1998
                                                           $14.3 million





                                                          LOSSES INCEPTION
                                                             TO DATE
                                                           $86 million!!!






--------
        3 Cortech does not disclose whether there are additional part-time employees and consultants still hanging on.

               The question we believe you should ask yourself, is

                 ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS
                                      AGO?

     In what we think is the biggest bull market in history, Cortech Stock prices have declined from $18.25 per share in 1993 to $.50 per share in 1998, making Cortech, by any comparison, in our view, one of the poorest stock market performers during this period. --AND THAT'S NO BULL!


                COMPARISON OF CORTECH'S STOCK PERFORMANCE (NASDAQ
           SYMBOL-CRTQ) TO THE DOW JONES INDUSTRIAL AVERAGE (DJII) AND
                THE STANDARD AND POOR'S 500 COMPOSITE INDEX (S&P)




 [GRAPH THE ABOVE]



                    DJII               S&P            Cortech
                   ------             -----          ---------
1993               3820.77            469.90         $18.25

1994               3867.41            460.68          14.25

1995               5181.43            616.71           3.65625

1996               6544.09            748.03           3.8125

1997               7908.25            970.43           2.03125

1998               9037.71           1113.86            .50


                              NOT A PRETTY PICTURE!

                               STOP THE RED INK!

     Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, no assurance can be given that Cortech would be shut down.

     Asset Value can only give stockholders the assurance that its nominees will try to further reduce Cortech's expenses and will move as quickly as possible to secure a merger partner. Expenses that will be particularly scrutinized for cuts are any part-time employees or consultants and employees engaged in any activity other than caretaking. The new Board would seek to reduce, if possible, any professional fees unrelated to seeking a strategic partner. Asset Value's nominees have pledged to take no fees for serving as directors.

                          THE SHAPE OF THINGS TO COME 4

     So, what will Asset Value do if it obtains control of the Cortech Board? We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will take these steps. Asset Value has no specific merger partner in mind and has considered possible alternatives for the future of Cortech only in a preliminary way. In the course of its own business, however, Asset Value constantly reviews investment opportunities and in connection with this process has seen companies which might be attractive strategic partners for Cortech although additional analysis would be required to determine whether any of these companies are a fit with Cortech.

     The principal standards for seeking a candidate would be balance sheet quality and positive earnings. Asset Value also believes that a private company which seeks a public market or a public company which needs Cortech's assets to qualify for NASDAQ, would consider these attributes as well as cash in calculating Cortech's value. Asset Value is not sure, however, that there are potential acquisitions or mergers that would be attractive for Cortech. One thing is certain however, Asset Value will not seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit.
--------
        4 H.G. Wells

                 "WHO CARES WHAT OWNERS THINK? Who owns American companies? The management, of course. Shareholders are tolerated, but managers rule.5"

     Seven months after Asset Value first asked for representation on the Board; long after the Board was sued for misfeasance; after Cortech had spent $673,000 on the failed Merger; after Cortech had lost another approximately $3.4 million from operations (from September 30, 1997 through March 31, 1998), finally on May 11, 1998 the Cortech Board expressed an interest in meeting with Asset Value's manager, Paul Koether. By this time, Asset Value had already spent significant amounts of its own funds opposing the Merger and attempting to secure control of the Board because it believed that a change in course for Cortech was absolutely essential and because it believed that a Board controlled by the incumbents would not embrace the necessary changes. Still Asset Value was willing to present the issues in dispute to stockholders in one proxy statement filed jointly by the Board and by Asset Value to avoid the cost of this proxy contest. Asset Value even offered to pay its share of the costs. The Board has yet to respond to this proposal. Asset Value's position and Asset Value's view of management's position is more fully set forth in the enclosed Proxy Statement which we urge you to read carefully.

     Now it is time for the Annual Meeting; time for the stockholders to re-evaluate the past leadership of Cortech and time to consider a change. We believe that Asset Value has the same interests as all other stockholders which it believes will be a change from this management - a substantial change.

PLEASE  ASK  YOURSELF:

DO YOU WANT THE BOARD MEMBERS WHO APPROVED THE
BIOSTAR MERGER TO SELECT THE NEXT MERGER  CANDIDATE
FOR  CORTECH?

WE THINK YOUR ANSWER WILL BE : CERTAINLY NOT!

     PLEASE SEND THE WHITE PROXY CARD TO ASSET VALUE AND VOTE TO INCREASE THE BOARD AND TO ELECT ALL OF ASSET VALUE'S NOMINEES.


                                            Sincerely,



                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership
--------
        5 Market Watch, New York Times, 3/8/98, Floyd Norris. This quote has been made without the permission of the New York Times or Mr. Norris.

IT'S TIME FOR A CHANGE; VOTE FOR CHANGE;
VOTE FOR ASSET VALUE.

SEND IN THE WHITE PROXY CARD
VOTE YES TO INCREASE THE BOARD
VOTE FOR ALL OF ASSET VALUE'S NOMINEES


                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814